FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For May 13, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒                                                  Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑                                                                No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑                                                                No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑                                                                No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.

English translation of letter regarding independence of members of administrative and supervisory bodies presented to the Securities and Exchange Commission of Argentina (Comisión Nacional de Valores) on May 7, 2003.

Item 1

Buenos Aires, May 7th, 2003

To the Chairman of the

Argentine Securities and

Exchange Commission,

Lic. Narciso Muñoz

Re.: Ordinary General Meeting.

Compliance with section 4, chapter XXI, Resolution Nbr. 368/01.

Dear Sir,

As representative of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, and in compliance with the regulations established in section 4, chapter XXI, of General Resolution Nbr. 368/01 of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores), I am listing below the status of the different members of this Corporation’s administrative and supervisory bodies, in line with the requirements of the above mentioned regulation.

Board of Directors:

Directors: Miguel Angel Gutiérrez (Chairman), José María Alvarez Pallete (Vice-Chairman), Antonio Viana-Baptista, José Fernando de Almansa Moreno-Barreda, Alfredo Jorge Mac Laughlin, Guillermo Harteneck, Luis Ramón Freixas Pinto and Mario Eduardo Vázquez.

Alternate Directors: Jacinto Díaz Sánchez, Carlos Fernández-Prida, Gaspar Ariño Ortíz, Javier Benjumea Llorente, Juan Carlos Ros Brugueras, Santiago Tomás Soldati, Juan Ignacio López Basavilbaso and Guillermo Pablo Ansaldo (General Manager).

The status of Messrs. Alfredo Jorge Mac Laughlin, Guillermo Harteneck, Luis Freixas Pinto and Santiago Tomás Soldati is that of “independent”, whereas the status of Messrs. Miguel Angel Gutiérrez, Jose María Alvarez Pallete, Antonio Viana-Baptista, José Fernando de Almansa Moreno-Barreda, Jacinto Díaz Sánchez, Carlos Fernández-Prida, Gaspar Ariño Ortíz, Javier Benjumea Llorente, Juan Carlos Ros Brugueras, Mario Eduardo Vázquez, Juan Ignacio López Basavilbaso and Guillermo Pablo Ansaldo, is that of “non independent”, according to the definition stated in the above mentioned regulation.

Supervisory Committee

Directors: Uriel Federico O’Farrell, Miguel Alejandro Máximo Tesón and Juan O’Farrell.

Alternate Directors: Fernando Varela, Mariana Rosa Laurence and Carlos Francisco Oteiza Aguirre.

The directors of the Supervisory Committee, as well as Mr. Carlos Francisco Oteiza Aguirre, are employees of Estudio O’Farrell, legal counselors of Telefónica de Argentina S.A. They are likewise, members of Compañía Internacional de Telecomunicaciones S.A.’s Supervisory Committee.

Mr. Fernando Varela and Ms. Mariana Rosa Laurence are lawyers for Telefé and Terra Networks S.A., respectively, and members of Compañía Internacional de Telecomunicaciones’s Supervisory Committee.

The above information was provided by each of the motion proposers during the Meeting, previous to the corresponding votes.

Sincerely,

Pablo Llauró

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: May 13, 2003